Results of First Australian Court Hearing re

Snow Lake's Acquisition of Global Uranium and Enrichment Limited

Winnipeg, Manitoba, December 19, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, provides an update on its proposed acquisition of all of the fully paid ordinary shares in Global Uranium and Enrichment Limited ("GUE") that it does not currently own, and the cancellation of all the unlisted GUE options, in consideration for Snow Lake issuing new warrants by way of a share scheme of arrangement (the "Share Scheme") and option scheme of arrangement (the "Option Scheme"), respectively, under Part 5.1 of the Corporations Act 2001 (Cth) (Corporations Act) (together, the Schemes).

Federal Court of Australia Orders

The Federal Court of Australia (Court) has today made orders:

  Directing GUE to convene and hold a meeting of:

    GUE shareholders to consider and vote on the Share Scheme (the "Share Scheme Meeting"); and

    GUE optionholders to consider and vote on the Option Scheme (the "Option Scheme Meeting");

(together, the "Scheme Meetings"); and

  Approving the dispatch to GUE Securityholders of an explanatory statement containing information about the Schemes, together with the Notice of Share Scheme Meeting and Notice of Option Scheme Meeting (the "Scheme Booklet").

GUE Scheme Meetings

The Scheme Meetings will take place in person on Tuesday, January 27, 2026, at Level 7, 111 Elizabeth Street, Sydney NSW 2000 Australia.  The Share Scheme Meeting will be held at 10:00 am (AEDT) and the Option Scheme Meeting will be held at the later of 11:00 am (AEDT) and the conclusion of the Share Scheme Meeting.

All GUE Scheme Shareholders who are registered on the GUE Share Register at 7:00 pm (AEDT) on Sunday, January 25, 2026 will be entitled to vote at the Share Scheme Meeting.  All GUE Scheme Optionholders who are registered on the GUE Option Register at 7:00 pm (AEDT) on Sunday, January 25, 2026 will be entitled to vote at the Option Scheme Meeting.

GUE Securityholders who are unable, or do not wish, to attend the Scheme Meeting relevant to them are encouraged to submit a directed proxy as early as possible and, in any event, no later than 48 hours before the relevant Scheme Meeting.

Further information on how to participate and vote at the Scheme Meetings will be provided in the Notice of Share Scheme Meeting and Notice of Option Scheme Meeting, included in the Scheme Booklet.

GUE Scheme Booklet

The Scheme Booklet is expected to be released on GUE's ASX market announcements platform1 following registration with the Australian Securities and Investments Commission.  A copy of the Scheme Booklet will also be available on GUE's website2 following release on ASX.

GUE Securityholders should carefully read the Scheme Booklet in its entirety before making any decision in relation to the Share Scheme and Option Scheme (as applicable).  GUE Securityholders are encouraged to seek independent legal, financial, tax or other professional advice before deciding how to vote in respect of the relevant Scheme Meeting.

GUE Board Recommendation and Voting Intentions

The Independent GUE Board3 has unanimously recommended that GUE shareholders and GUE option holders vote in favour of the Schemes, in the absence of a Superior Proposal (as defined in the Scheme Implementation Deed) and subject to the independent expert concluding (and continuing to conclude) that the Schemes are in the best interests of GUE shareholders and GUE option holders, respectively.

Subject to the same qualifications, each member of the Independent GUE Board intends to vote, or cause to be voted, all GUE shares held or controlled by them (representing 5,270,594 GUE shares as at the date of this announcement) in favour of the Share Scheme and all GUE options they hold or control (representing 750,000 GUE options as at the date of this announcement) in favour of the Option Scheme.

For additional information and details on Snow Lake's acquisition of GUE, refer to Snow Lake's announcement dated October 6, 2025.

1 https://www.asx.com.au

2 https://globaluranium.com.au

3 The Independent GUE Board comprises each Director who is not a Snow Lake nominee director of the Company. As defined in the Scheme Implementation Deed, the Snow Lake nominee director means Frank Wheatley, or any other Director from time to time who was nominated to serve as a director of the Company by Snow Lake. Frank Wheatley is the current CEO of Snow Lake and is a Non-Executive Director of Global Uranium and has excluded himself from discussions about the Schemes, and abstains from making a recommendation in relation to the Schemes.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on NASDAQ:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	info@snowlakelithium.com
fw@snowlakelithium.com